Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): 01/25/18	OFFICIAL USE ONLY

Warning: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: MIAX PEARL, LLC

2. Provide the applicant's primary street address (Do not use a P.O. Box): 7 Roszel Road, Suite 5-A, Princeton, NJ 08540

3. Provide the applicant's mailing address (if different):

4. Provide the applicant's business telephone and facsimile number:
   Telephone: 609-897-7300; Facsimile: 609-987-2210

5. Provide the name, title and telephone number of a contact employee:
   Barbara J. Comly, EVP, General Counsel & Corporate Secretary
   609-897-7315

6. Provide the name and address of counsel for the applicant:
   Barbara J. Comly, EVP, General Counsel & Corporate Secretary
   MIAX PEARL, LLC
   7 Roszel Road, Suite 5-A
   Princeton, NJ 08540

7. Provide the date applicant's fiscal year ends: December 31

...urities and Exchange Commission
Trading and Markets
JAN 2? 2018
RECEIVED
18000036

8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☒ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 02/11/16 (b) State/Country of formation: Delaware

   (c) Statute under which applicant was organized: Delaware Limited Liability Company Act, 6 Del. C. 18-1d et seq.

EXECUTION: The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

MIAX PEARL, LLC

Date: January 25, 2018

By: [signature]
Barbara J. Comly
EVP, General Counsel & Corporate Secretary

Subscribed and sworn before me this 25th day of January, 2018.

[signature]
Jane Post
Notary Public of the State of New Jersey
My Commission Expires October 27, 2019

This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.

MIAX PEARL
PERFORMANCE, EXECUTION AND RELIABILITY

Barbara J. Comly
General Counsel

7 Roszel Road, Suite 5-A
Princeton, New Jersey 08540
T 609 897 7300
F 609 987 2210
bcomly@miami-holdings.com

January 25, 2018

VIA FEDERAL EXPRESS

Jeannette Marshall
Division of Trading and Markets
Office of Market Supervision
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

**Re: MIAX PEARL, LLC ("PEARL")
Amendment 2018-01 to Form 1 Application**

Dear Ms. Marshall:

Enclosed for official filing pursuant to Rule 6a-2(a) are an original and two copies of Amendment 2018-01 to the Form 1 Application of PEARL, which includes the following changes:

Exhibit J – Updated Director Business Information
Exhibit M – Updated Member List

Please do not hesitate to contact me if you have any questions in connection with this matter.

Very truly yours,

Barbara J. Comly

Barbara J. Comly
EVP, General Counsel & Corporate Secretary

Enclosures
cc: Marlene Olsen

EXHIBIT J

Exhibit Request:

A list of the officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positions during the previous year, indicating the following for each:

1. **Name.**
2. **Title.**
3. **Dates of commencement and termination of term of office or position.**
4. **Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.).**

Response:

1. **Officers of MIAX PEARL, LLC** **[No change]**

The following persons are the officers of the Exchange:

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Douglas M. Schafer, Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Paul Warner	Executive Vice President and Chief Financial Officer
Edward Deitzel	Executive Vice President, Chief Regulatory Officer and Chief Compliance Officer
Shelly Brown	Executive Vice President – Strategic Planning and Operations
John Smollen	Executive Vice President – Head of Exchange Traded Products and Strategic Relations
Randy Foster	Senior Vice President – Business Systems Development
Harish Jayabalan	Senior Vice President – Chief Risk Officer & Interim Chief Information Security Officer
Matthew Rotella	Senior Vice President – Chief Technology Officer
Deborah Carroll	Senior Vice President, Associate General Counsel and Assistant Corporate Secretary
Joseph W. Ferraro III	Senior Vice President and Deputy General Counsel
Richard Ross	Senior Vice President of Exchange Traded Products

Name	Title
Joseph S. Bracco	Senior Vice President – Head of Sales
Shawn Hughes	Vice President – Project Management
Amy Neiley	Vice President – Trading Operations and Listings
Lawrence O'Leary	Vice President – Market Surveillance
Laurence Gardner	Vice President – Regulatory Operations
Tia Toms	Vice President – Administration
James O'Neil	Vice President and Director of Physical Security and Safety
Gregory Ziegler	Assistant Vice President and Associate Counsel
Kelly Fitzgerald	Assistant Vice President – Controller

2. **Directors of MIAX PEARL, LLC** **[Updated]**

The following persons are the directors of the Exchange as of March 10, 2017:

Name	Classification	Term of Office	Type of Business
Thomas P. Gallagher	Industry	So long as CEO of the Company	Securities Exchange
Richard Herr	Industry/Member Representative	Class I – 2018	Managing Director – Sandler O'Neill & Partners, L.P.
Lawrence E. Jaffe	Non-Industry/ Independent	Class I – 2018	Attorney
Mark I. Massad	Industry	Class I – 2018	CEO – Dana Holdings BOA, Ltd.
Robert D. Prunetti	Non-Industry/ Independent	Class I – 2018	President – Phoenix Ventures, LLC
William T. Bergman	Non-Industry/ Independent	Class II – 2019	Vice President and Special Assistant to the President – Temple University
Lindsay L. Burbage	Non-Industry/ Independent	Class II – 2019	Attorney
H. Dale Herring	Industry	Class II – 2019	Real Estate Development
Benjamin Londergan	Industry/Member Representative	Class II – 2019	Formerly President – Dash Financial Technologies LLC

Name	Classification	Term of Office	Type of Business
John E. McCormac	Non-Industry/ Independent	Class II – 2019	Township Mayor – Woodbridge, New Jersey; Former New Jersey State Treasurer
Kurt M. Eckert	Industry	Class III – 2020	Partner – Wolverine Trading, LLC
Leslie Florio	Non-Industry/ Independent	Class III – 2020	Board of Trustees – The Hun School of Princeton; President – Maxwell Place Condominium Association
Sebastiaan Koeling	Industry/Member Representative	Class III – 2020	Chief Executive Officer – Optiver US LLC
Cynthia Schwarzkopf	Non-Industry/ Independent	Class III – 2020	Professional and Philanthropic Public Speaker

3. Committees of MIAX PEARL, LLC **[No Change]**

The standing committees of the Board and the persons appointed to sit on the standing committees are as follows:

COMPENSATION COMMITTEE	
Name	**Classification**
Cynthia Schwarzkopf (Chair)	Non-Industry/Independent
William T. Bergman	Non-Industry/Independent
Robert D. Prunetti	Non-Industry/Independent

AUDIT COMMITTEE	
Name	**Classification**
Robert D. Prunetti (Chair)	Non-Industry/Independent
John E. McCormac	Non-Industry/Independent
Cynthia Schwarzkopf	Non-Industry/Independent

Regulatory Oversight Committee	
Name	**Classification**
Lindsay L. Burbage (Chair)	Non-Industry/Independent
Leslie Florio	Non-Industry/Independent
Lawrence E. Jaffe	Non-Industry/Independent

Appeals Committee	
Name	**Classification**
Lawrence E. Jaffe (Chair)	Non-Industry/Independent
Kurt M. Eckert	Industry
Richard Herr	Industry/Member Representative

Technology Committee	
Name	**Classification**
Leslie Florio (Chair)	Non-Industry/Independent
Kurt M. Eckert	Industry
John E. McCormac	Non-Industry/Independent

EXHIBIT M

Exhibit Request:

Provide an alphabetical list of all members, subscribers or other users, including the following information:

1. **Name;**

2. **Date of election to membership or acceptance as a member, subscriber or other user;**

3. **Principal business address and telephone number;**

4. **If member, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g. partner, officer, director, employee, etc.);**

5. **Describe the type of activities primarily engaged in by the member, subscriber, or other user (e.g. floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g. proprietary trader, Registered Competitive Trader and Registered Competitive Market Maker) and state the number of participants, subscribers, or other users in each; and**

6. **The class of membership, participation or subscription or other access.**

Response:

Attached is a list of the members of the Exchange as of January 25, 2018, including the information set forth in items 1-6 above.

MIAX PEARL™
PERFORMANCE, EXECUTION AND RELIABILITY

MEMBER FIRMS

Total Firms 36

As of 25-Jan-18

Firm / Address	City	State	Zip	Telephone	Approval Date	PEARL Membership Activities
ABN AMRO CLEARING CHICAGO LLC 175 West Jackson Blvd., Ste. 2050	Chicago	IL	60604	Tele #: (312) 604-8000	2/6/2017	ELECTRONIC EXCH. MEMBER: CLEARANCE
AKUNA SECURITIES LLC 333 S. Wabash Avenue, Suite 2600	Chicago	IL	60604	Tele #: (312) 994-4640	4/17/2017	MARKET MAKER
BARCLAYS CAPITAL INC. 745 Seventh Avenue	New York	NY	10019	Tele #: (212) 526-7000	2/6/2017	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
CITADEL SECURITIES LLC 131 South Dearborn Street	Chicago	IL	60603	Tele #: (312) 395-2100	2/6/2017	MARKET MAKER/EEM: ORDER FLOW
CITI ORDER ROUTING AND EXECUTION, LLC 11 Ewall Street, Ste. 103	Mt. Pleasant	SC	29464	Tele #: (843) 789-2080	2/6/2017	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
COMPASS PROFESSIONAL SERVICES, LLC 111 W. Jackson Blvd., 20th Fl.	Chicago	IL	60604	Tele #: (312) 692-5000	2/6/2017	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
CREDIT SUISSE SECURITIES (USA) LLC 11 Madison Avenue, 3rd Floor	New York	NY	10010	Tele #: (212) 325-2000	2/6/2017	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
CUTLER GROUP, LP 101 Montgomery Street, Ste. 700	San Francisco	CA	94104	Tele #: (415) 293-3956	2/6/2017	MARKET MAKER/EEM: ORDER FLOW
DASH FINANCIAL TECHNOLOGIES LLC 311 S. Wacker Drive, Ste. 1000	Chicago	IL	60606	Tele #: (847) 550-1730	2/6/2017	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
DEUTSCHE BANK SECURITIES INC. 60 Wall Street	New York	NY	10005	Tele #: (212) 250-2500	2/6/2017	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
DRW SECURITIES, L.L.C. 540 West Madison, Ste. 2500	Chicago	IL	60661	Tele #: (312) 542-3231	11/14/2017	ELECTRONIC EXCH. MEMBER: ORDER FLOW
GLOBAL EXECUTION BROKERS, LP 401 City Avenue, Ste. 200	Bala Cynwyd	PA	19004	Tele #: (610) 617-2600	2/6/2017	ELECTRONIC EXCH. MEMBER: ORDER FLOW
GOLDMAN SACHS & CO. LLC 200 West Street	New York	NY	10282	Tele #: (212) 902-1000	2/6/2017	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
GROUP ONE TRADING LP 440 South La Salle, Ste. 3232	Chicago	IL	60605	Tele #: (312) 347-8864	2/6/2017	ELECTRONIC EXCH. MEMBER: ORDER FLOW
HILLTOP SECURITIES INC. 1201 Elm Street, Ste. 3500	Dallas	TX	75270	Tele #: (214) 859-1800	2/6/2017	ELECTRONIC EXCH. MEMBER: CLEARANCE

HRT FINANCIAL LLC				Approval Date:	4/5/2017
32 Old Slip, 30th Floor				**PEARL Membership Activities:**	
New York	NY	10005	Tele #: (212) 293-1444	ELECTRONIC EXCH. MEMBER: ORDER FLOW	
IMC-CHICAGO, LLC D/B/A IMC FINANCIAL MARKETS				Approval Date:	2/6/2017
233 South Wacker Drive, #4300				**PEARL Membership Activities:**	
Chicago	IL	60606	Tele #: (312) 244-3300	MARKET MAKER	
INSTINET, LLC				Approval Date:	2/6/2017
309 West 49th Street				**PEARL Membership Activities:**	
New York	NY	10019	Tele #: (212) 310-9500	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE	
INTERACTIVE BROKERS LLC				Approval Date:	2/6/2017
One Pickwick Plaza, 2nd Fl.				**PEARL Membership Activities:**	
Greenwich	CT	06830	Tele #: (203) 618-5710	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE	
ITG DERIVATIVES LLC				Approval Date:	2/6/2017
601 S. LaSalle, Ste. 300				**PEARL Membership Activities:**	
Chicago	IL	60605	Tele #: (312) 935-0125	ELECTRONIC EXCH. MEMBER: ORDER FLOW	
J.P. MORGAN SECURITIES LLC				Approval Date:	2/6/2017
383 Madison Avenue				**PEARL Membership Activities:**	
New York	NY	10179	Tele #: (201) 595-8471	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE	
JEFFERIES LLC				Approval Date:	2/6/2017
520 Madison Avenue				**PEARL Membership Activities:**	
New York	NY	10022	Tele #: (212) 284-2300	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE	
MERRILL LYNCH PROFESSIONAL CLEARING CORP.				Approval Date:	2/6/2017
One Bryant Park, 6th Fl.				**PEARL Membership Activities:**	
New York	NY	10036	Tele #: (646) 743-1295	ELECTRONIC EXCH. MEMBER: CLEARANCE	
MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORAT				Approval Date:	2/6/2017
One Bryant Park				**PEARL Membership Activities:**	
New York	NY	10036	Tele #: (212) 449-1000	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE	
MORGAN STANLEY & CO. LLC				Approval Date:	2/6/2017
1585 Broadway				**PEARL Membership Activities:**	
New York	NY	10036	Tele #: (212) 761-4000	MARKET MAKER/EEM: ORDER FLOW/CLEARANCE	
OPTIVER US LLC				Approval Date:	2/6/2017
130 E. Randolph Street, Ste. 1300				**PEARL Membership Activities:**	
Chicago	IL	60601	Tele #: (312) 821-9500	MARKET MAKER	
PERSHING LLC				Approval Date:	2/6/2017
1 Pershing Plaza, 10th Fl.				**PEARL Membership Activities:**	
Jersey City	NJ	07399	Tele #: (201) 413-2000	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE	
SIMPLEX TRADING, LLC				Approval Date:	2/6/2017
230 So. LaSalle St., Ste. 4-100				**PEARL Membership Activities:**	
Chicago	IL	60604	Tele #: (312) 360-2440	MARKET MAKER/EEM: ORDER FLOW	
TWO SIGMA SECURITIES, LLC				Approval Date:	9/12/2017
101 Avenue of the Americas, 19th Fl.				**PEARL Membership Activities:**	
New York	NY	10013	Tele #: (212) 625-5700	MARKET MAKER/EEM: ORDER FLOW	
UBS SECURITIES LLC				Approval Date:	2/6/2017
1285 Avenue of the Americas				**PEARL Membership Activities:**	
New York	NY	10019	Tele #: (203) 719-3000	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE	
VIRTU AMERICAS LLC				Approval Date:	2/6/2017
300 Vesey Street				**PEARL Membership Activities:**	
New York	NY	10282	Tele #: (201) 386-2891	MARKET MAKER/EEM: ORDER FLOW/CLEARANCE	
VOLANT LIQUIDITY, LLC				Approval Date:	2/6/2017
250 Vesey Street, Ste. 2601				**PEARL Membership Activities:**	
New York	NY	10281	Tele #: (646) 484-3000	ELECTRONIC EXCH. MEMBER: ORDER FLOW	

WEDBUSH SECURITIES INC.				Approval Date:	2/6/2017
1000 Wilshire Boulevard, Suite 900				**PEARL Membership Activities:**	
Los Angeles	CA	90017	Tele #: (213) 688-8090	ELECTRONIC EXCH. MEMBER: CLEARANCE	
WELLS FARGO SECURITIES, LLC				Approval Date:	2/6/2017
550 South Tryon Street, 6th Floor				**PEARL Membership Activities:**	
Charlotte	NC	28202	Tele #: (704) 715-6133	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE	
WOLVERINE EXECUTION SERVICES, LLC				Approval Date:	2/6/2017
175 W. Jackson Blvd., Ste. 200				**PEARL Membership Activities:**	
Chicago	IL	60604	Tele #: (312) 884-4000	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE	
WOLVERINE TRADING, LLC				Approval Date:	2/6/2017
175 W. Jackson Blvd., Ste. 200				**PEARL Membership Activities:**	
Chicago	IL	60604	Tele #: (312) 884-3490	MARKET MAKER	